UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ZAGG Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

98884U108
(CUSIP Number)

Robert G. Pedersen II
c/o Suncreek LLC, 10758 West Twain Avenue
Las Vegas, Nevada 89135
(Name, Address and Telephone Number of PersonAuthorized to Receive Notices and Communications)

February 8, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98884U108	13D	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert G. Pedersen II / Suncreek, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF (see Item 4 disclosure for details on each transaction)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER N/A
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER N/A

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14.	TYPE OF REPORTING PERSON (see instructions) IN and OO

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CUSIP No. 98884U108	13D	Page 3 of 10 Pages

EXPLANATORY NOTE

The Reporting Person originally filed Schedule 13Ds and/or 13Gs on March 13, 2007, March 16, 2007, and July 10, 2009, to report securities of the Issuer beneficially owned by the Reporting Person on those dates, with some of those securities held in the name of the Reporting Person and some held in the name of Suncreek, LLC (“Suncreek”), an entity controlled by the Reporting Person. The Reporting Person is filing this Schedule 13D (Amendment No. 2) for the purpose of amending and restating the three original filings as well as providing additional information regarding the Reporting Person’s beneficial ownership of the Issuer’s securities through the time the Reporting Person was no longer required to file Schedule 13Ds and/or 13Gs.

Item 1. Security and Issuer.

 This Statement on Schedule 13D relates to the common stock, par value $0.001, of ZAGG Inc., a Nevada corporation (the “Company”). The Company’s current principal executive offices are located at 3855 South 500 West, Suite J, Salt Lake City, UT 84115.

Item 2. Identity and Background.

This Statement is being filed by Robert G. Pedersen II (sometimes referred to as the “Reporting Person”) and is intended to restate and amend the Section 13D filings previously made by him (in either his name or in the name of Suncreek, LLC, a Nevada limited liability company (“SunCreek”)). Mr. Pedersen’s address is: Suncreek, LLC, 10758 West Twain Avenue, Las Vegas, Nevada 89135. Mr. Pedersen is the co-founder of and was formerly employed as the Chief Executive Officer of ZAGG, Inc., but resigned on August 17, 2012. Currently, Mr. Pedersen is the Chairman of the Board of Endevr, LLC, 1224 S. River Road, Suite B222, St. George, UT 84790. During the last five years, the Reporting Person has not been convicted in a criminal proceeding. During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law. The Reporting Person is a citizen of the United States.

Item 3. Source or Amount of Funds or Other Consideration.

A.

The Reporting Person first became subject to the reporting requirements of Section 13D on February 8, 2007. At that time, the Reporting Person owned (i) 1,500,000 Shares personally; (ii) exercised beneficial ownership over 5,000,000 Shares held by Suncreek, and (iii) beneficially owned 285,714 Shares issuable upon conversion of a promissory note held by SunCreek at a conversion price of $0.35 per share (the “Promissory Note”). For purposes of this Item 3, the term “Share” or “Shares” means common stock of the Company. Assuming a total of 16,547,521 Shares outstanding on February 8, 2007, the Reporting Person then owned 41.0% of the outstanding Shares.

B.

In or around March 2007, 50% of the Promissory Note was repaid and 50% (plus accrued interest) was converted into 147,853 Shares. The Shares issuable upon conversion of the Promissory Note were transferred to a third party. Due to the partial repayment of the Promissory Note and transfer of the Shares obtained upon conversion, the Reporting Person’s total beneficial ownership was reduced to a total of 6,500,000 Shares (1,500,000 Shares in his name and 5,000,000 Shares in the name of Suncreek), which represented a change in his beneficial ownership equivalent to 1.7% of the total outstanding Shares of the Company, assuming a total of 16,547,521 outstanding Shares.

C.

On July 24, 2007, 100,000 Shares were granted to the Reporting Person by the Company. As a result of this transaction, the Reporting Person’s total beneficial ownership in the Shares increased to 6,600,000 (1,600,000 Shares in his name and 5,000,000 Shares in the name of Suncreek), which represented an increase in his beneficial ownership equivalent to 0.7% of the total outstanding Shares of the Company, assuming a total of 15,168,998 outstanding Shares.

D.

Between July 31, 2007, and February 28, 2008, the Reporting Person purchased a total of 32,557 Shares in the open market using available personal funds at a purchase price of $1.00 per Share. As a result of these transactions, the Reporting Person’s total beneficial ownership in the Shares increased to 6,632,557 (1,632,557 Shares in his name and 5,000,000 Shares in the name of Suncreek), which represented an increase in his beneficial ownership equivalent to 0.2% of the total outstanding Shares of the Company, assuming a total of 18,793,995 outstanding Shares.

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E.

On November 29, 2007, the Reporting Person was granted warrants to purchase a total of 750,000 Shares at an exercise price of $1.30 per Share. As a result of this transaction, the Reporting Person’s total beneficial ownership in the Shares increased to 7,382,557 Shares (2,382,557 Shares in his name and 5,000,000 Shares in the name of Suncreek), which represented an increase in his beneficial ownership equivalent to 4.0% of the total outstanding Shares of the Company, assuming a total of 18,793,995 outstanding Shares.

F.

On March 6, 2008, the Reporting Person was granted options to purchase a total of 60,000 Shares at an exercise price of $0.65. As a result of this transaction, the Reporting Person’s total beneficial ownership in the Shares increased to 7,442,557 Shares (2,442,557 Shares in his name and 5,000,000 Shares in the name of Suncreek), which represented an increase in his beneficial ownership equivalent to 0.3% of the total outstanding Shares of the Company, assuming a total of 18,793,995 outstanding Shares.

G.

On July 10, 2008, the Reporting Person acquired 250,000 Shares at a purchase price of $0.75 per Share. As a result of this transaction, the Reporting Person’s total beneficial ownership in the Shares increased to 7,692,557 Shares (2,692,557 Shares in his name and 5,000,000 shares in the name of Suncreek), which represented an increase in his beneficial ownership equivalent to 1.3% of the total outstanding Shares of the Company, assuming a total of 18,873,995 outstanding Shares. Although the parties to this transaction reached an agreement, money was never tendered for these Shares and the parties subsequently agreed to rescind the agreement. Consequently, the Reporting Person’s total beneficial ownership in the Shares was returned to 7,442,557 outstanding Shares (2,442,557 Shares in his name and 5,000,000 Shares in the name of Suncreek).

H.

On February 20, 2009, the Company granted the Reporting Person options to purchase a total of 95,000 Shares. The options were scheduled to vest over the course of three years as follows: 31,666 shares became exercisable on February 20, 2010; 31,667 Shares exercisable on February 20, 2011; and 31,667 Shares exercisable on February 20, 2012. Because these options were not exercisable within 60 days from the date they were granted to the Reporting Person by the Company, the award of these options did not immediately affect the Reporting Person’s beneficial ownership for reporting purposes under Section 13D.

I.

On July 9, 2009, the Reporting Person disposed of (i) 2,800,000 Shares and (ii) warrants to purchase a total of 230,769 Shares. Of these Shares, 2,000,000 Shares were irrevocably gifted to charitable entities including a family foundation, and 800,000 Shares and the warrants were sold to a third party in a private transaction. As a result of these transactions, the Reporting Person’s total beneficial ownership in the Shares decreased to 4,411,788 Shares (2,211,788 Shares in his name and 2,200,000 Shares in the name of Suncreek), which represented a decrease in his total beneficial ownership equivalent to 15.3% of the total outstanding Shares of the Company, assuming a total of 19,820,015 outstanding Shares.

J.

Between August 14, 2009, and August 17, 2009, the Reporting Person purchased a total of 45,000 Shares through a series of seven transactions. The total purchase price for these Shares was $239,780, which was paid using available personal funds. As a result of these transactions, the Reporting Person’s total beneficial ownership in the Shares increased to 4,456,788 Shares (2,256,788 Shares in his name and 2,200,000 Shares in the name of Suncreek), which represented a change in ownership equivalent to 0.2% of the total outstanding Shares of the Company, assuming a total of 21,643,495 outstanding Shares.

K.

On December 7, 2009, the Reporting Person purchased a total of 32,000 Shares for an average purchase price of $4.14. These Shares were purchased using available personal funds. As a result of this transaction, the Reporting Person’s total beneficial ownership in the Shares increased to 4,488,788 Shares (2,288,788 Shares in his name and 2,200,000 Shares in the name of Suncreek), which represented a change in his beneficial ownership equivalent to 0.1% of the total outstanding Shares of the Company, assuming a total of 21,690,195 outstanding Shares.

L.

On February 23, 2010, the Reporting Person was granted options to purchase a total of 95,000 Shares. The options were scheduled to vest over the course of three years as follows: 31,666 shares became exercisable on February 23, 2011, another 31,667 shares became exercisable on February 23, 2012, and the remaining 31,667 shares became exercisable on February 23, 2013. Because these options were not exercisable within 60 days from the date they were granted to the Reporting Person by the Company, the award of these options did not immediately affect the Reporting Person’s beneficial ownership for reporting purposes under Section 13D.

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CUSIP No. 98884U108	13D	Page 5 of 10 Pages

M.

On May 20, 2010, the Reporting Person purchased a total of 30,000 Shares at a per share price of $2.01. These Shares were purchased using available personal funds. As a result of this transaction, the Reporting Person’s total beneficial ownership in the Shares increased to 4,550,454 Shares (including the addition of 31,666 warrants that vested on February 20, 2010) (2,350,454 Shares in his name and 2,200,000 Shares in the name of Suncreek), which represented a change in his beneficial ownership equivalent to 0.1% of the total outstanding Shares of the Company, assuming a total of 21,772,446 outstanding Shares.

N.

On May 21, 2010, the Reporting Person purchased a total of 25,000 Shares: 15,000 at a per share price of $2.14 and 10,000 at a per share price of $2.13. These Shares were purchased using available personal funds. As a result of these transactions, the Reporting Person’s total beneficial ownership in the Shares increased to 4,575,454 Shares (2,375,454 Shares in his name and 2,200,000 Shares in the name of Suncreek), which represented a change in his beneficial ownership equivalent to 0.1% of the total outstanding Shares of the Company, assuming a total of 21,772,446 outstanding Shares.

O.

On May 24, 2010, the Reporting Person purchased a total of 10,000 Shares at a per share price of $2.24. These Shares were purchased using available personal funds. As a result of this transaction, the Reporting Person’s total beneficial ownership in the Shares increased to 4,585,454 Shares (2,385,454 Shares in his name and 2,200,000 Shares in the name of Suncreek), which represented a change in his beneficial ownership equivalent to <0.1% of the total outstanding Shares of the Company, assuming a total of 21,772,446 outstanding Shares.

P.

On May 28, 2010, the Reporting Person purchased a total of 13,000 Shares: 10,000 Shares at a per share price of $2.32 and 3,000 at a per share price of $2.31. These Shares were purchased using available personal funds. As a result of these transactions, the Reporting Person’s total beneficial ownership in the Shares increased to 4,598,454 Shares (2,398,454 Shares in his name and 2,200,000 Shares in the name of Suncreek), which represented a change in his beneficial ownership equivalent to <0.1% of the total outstanding Shares of the Company, assuming a total of 21,772,446 outstanding Shares.

Q.

On June 1, 2010, the Reporting Person purchased a total of 2,500 Shares at a per share price of $2.32. These Shares were purchased using available personal funds. As a result of this transaction, the Reporting Person’s total beneficial ownership in the Shares increased to 4,600,954 Shares (2,400,954 Shares in his name and 2,200,000 Shares in the name of Suncreek), which represented a change in his beneficial ownership equivalent to <0.1% of the total outstanding Shares of the Company, assuming a total of 21,772,446 outstanding Shares.

R.

On March 2, 2011, the Company granted 80,000 Shares to the Reporting Person, which were to vest over a period of three years, with one third vesting each year. Because these shares did not vest within 60 days from the date they were granted to the Reporting Person, the grant did not immediately affect the Reporting Person’s beneficial ownership for reporting purposes under Section 13D.

S.

On August 18, 2011, the Reporting Person sold warrants to purchase 263,232 Shares in a private transaction. As a result of this transaction, the Reporting Person’s total beneficial ownership in the Shares decreased to 4,401,055 Shares (including the addition of 63,333 options that vested in February 2011) (2,201,055 Shares in his name and 2,200,000 Shares in the name of Suncreek) which represented a change in his beneficial ownership equivalent to 0.9% of the total outstanding Shares, assuming a total of 29,395,553 outstanding Shares.

T.

On December 21, 2011, the Reporting Person sold 345,200 Shares pursuant to the terms of a margin account as described in Item 6, below. As a result of this transaction, the Reporting Person’s total beneficial ownership in the Shares decreased to 4,055,855 Shares (1,855,855 Shares in his name and 2,200,000 Shares in the name of Suncreek), which represented a change in his beneficial ownership equivalent to 1.2% of the total outstanding Shares of the Company, assuming a total of 29,635,255 outstanding Shares.

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CUSIP No. 98884U108	13D	Page 6 of 10 Pages

U.

On January 30, 2012, the Company granted 73,958 Shares to the Reporting Person. As a result of this grant, the Reporting Person’s total beneficial ownership in the Shares increased to 4,219,812 Shares (including 63,333 options and 26,666 Shares that would vest within 60 days of this grant) (2,019,812 Shares in his name and 2,200,000 Shares in the name of Suncreek), which represented a change in ownership equivalent to 0.3% of the total outstanding Shares, assuming a total of 24,128,874 outstanding Shares.

V.

On August 14, 2012, the Reporting Person sold 515,000 Shares in a series of private transactions pursuant to the terms of a margin account as described in Item 6, below. As a result of these transactions, the Reporting Person’s total beneficial ownership in the Shares decreased to 3,704,812 Shares (1,504,812 Shares in his name and 2,200,000 Shares in the name of Suncreek), which represented a change in his beneficial ownership equivalent to 1.7% of the total outstanding Shares, assuming a total of 30,347,323 outstanding Shares.

W.

On August 24, 2012, the Reporting Person sold a total of 1,250,061 Shares: 900 at a per share price of $7.09, 3,400 at a per share price of $7.07, and 1,245,761 at a per share price of $6.90 in order to close his margin account. As a result of these transactions, the Reporting Person’s total beneficial ownership in the Shares decreased to 2,454,751 Shares (254,751 Shares in his name and 2,200,000 Shares in the name of Suncreek), which represented a change in his beneficial ownership equivalent to 4.1% of the total outstanding Shares, assuming a total of 30,347,323 outstanding Shares.

X.

On November 12, 2012, the Reporting Person exercised options to purchase a total of 218,333 Shares: 60,000 at an exercise price of $0.65 per share; 95,000 at an exercise price of $1.23 per share; and 63,333 at an exercise price of $2.53. A total of 43,779 of these newly acquired Shares were withheld as payment of the exercise price. As a result of these transactions, the Reporting Person’s total beneficial ownership in the Shares decreased to 2,410,972 Shares (210,972 Shares in his name and 2,200,000 Shares in the name of Suncreek), which represented a change in his ownership equivalent to 0.1% of the total outstanding Shares, assuming a total of 30,623,980 outstanding Shares.

Y.

On November 26, 2012, the Reporting Person exercised warrants to purchase 255,999 Shares at an exercise price of $1.30 per share. Of the 255,999 Shares acquired, 46,094 were withheld by the Company as payment of the exercise price. As a result of this transaction, the Reporting Person’s total beneficial ownership in the Shares decreased to 2,364,878 Shares (164,878 Shares in his name and 2,200,000 Shares in the name of Suncreek), which represented a change in ownership equivalent to 0.2% of the total outstanding Shares, assuming a total of 30,623,980 outstanding Shares.

Z.

On June 30, 2013, the Reporting Person made the determination that 1,875,395 Shares initially put up by the Reporting Person as collateral for loans were unrecoverable and out of the Reporting Person’s control, and, as a result, his total beneficial ownership in the Shares decreased to 516,150 Shares (including 26,667 Shares that vested in March 2013) (191,545 Shares in his name and 324,605 Shares in the name of Suncreek), which represented a change in ownership equivalent to 6.1% of the total outstanding Shares, assuming a total of 30,744,387 outstanding Shares.

The Reporting Person ceased to be the beneficial owner of 5% or more of ZAGG Inc.’s common stock on June 30, 2013, and consequently, was no longer subject to the reporting requirements of Schedule 13D. Presently, the Reporting Person does not beneficially own any Shares of the Company.

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Item 4. Purpose of Transaction.

The disclosure under this Item is on a “by transaction” basis and the paragraph reference numbers relate to the transactions reported in Item 3, above.

A.

The Reporting Person acquired the Shares pursuant to a merger transaction and an Agreement and Plan of Merger by and between Amerasia Khan Ltd., a Nevada corporation,, its wholly-owned subsidiary, SZC Acquisition, Inc., a Nevada corporation, and ShieldZone Corporation, a Utah corporation dated February 8, 2007, as more fully set forth in the Current Report on Form 8-K filed with this Commission by the Issuer on February 9, 2007.

B.

The Issuer repaid 50% of the Promissory Note and the other 50% of the Promissory Note was converted into Shares which were transferred by the Reporting Person to an unrelated third party in a private transaction.

C.	The Shares were granted by the Issuer to the Reporting Person as part of the Reporting Person’s compensation and the issuance was approved by the Issuer’s Board of Directors.

D.

The Reporting Person purchased the Shares in open market transactions based on the Reporting Person’s belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The warrants were granted by the Issuer to the Reporting Person as part of the Reporting Person’s compensation and the issuance was approved by the Issuer’s Board of Directors.

E.	The warrants were granted by the Issuer to the Reporting Person as part of the Reporting Person’s compensation and the issuance was approved by the Issuer’s Board of Directors.

F.	The options were granted by the Issuer to the Reporting Person as part of the Reporting Person’s compensation and the issuance was approved by the Issuer’s Board of Directors.

G.

The Reporting Person purchased the Shares in open market transactions based on the Reporting Person’s belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

H.	The options were granted by the Issuer to the Reporting Person as part of the Reporting Person’s compensation and the issuance was approved by the Issuer’s Board of Directors.

I.

The Reporting Person irrevocably gifted an aggregate of 2,000,000 Shares to charitable entities including a family foundation, and sold 800,000 Shares and the warrants to a third party in a private transaction.

J.

The Reporting Person purchased the Shares in open market transactions based on the Reporting Person’s belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

K.

The Reporting Person purchased the Shares in open market transactions based on the Reporting Person’s belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

L.	The options were granted by the Issuer to the Reporting Person as part of the Reporting Person’s compensation and the issuance was approved by the Issuer’s Board of Directors.

M.

The Reporting Person purchased the Shares in open market transactions based on the Reporting Person’s belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

N.

The Reporting Person purchased the Shares in open market transactions based on the Reporting Person’s belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

O.

The Reporting Person purchased the Shares in open market transactions based on the Reporting Person’s belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

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P.

The Reporting Person purchased the Shares in open market transactions based on the Reporting Person’s belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

Q.

The Reporting Person purchased the Shares in open market transactions based on the Reporting Person’s belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

R.	The Shares were granted by the Issuer to the Reporting Person as part of the Reporting Person’s compensation and the issuance was approved by the Issuer’s Board of Directors.

S.	The warrants were sold in a private transaction for an aggregate price of $180,000.

T.	The Shares were sold by the Reporting Person’s broker pursuant to the terms of a margin account as described in Item 6, below.

U.	The Shares were granted by the Issuer to the Reporting Person as part of the Reporting Person’s compensation and the issuance was approved by the Issuer’s Board of Directors.

V.	The Shares were sold by the Reporting Person’s broker pursuant to the terms of a margin account as described in Item 6, below.

W.	The Shares were sold by the Reporting Person in order to close a margin account.

X.	The Reporting Person exercised his rights under an option agreement to purchase Shares utilizing a cashless exercise provision in the option.

Y.	The Reporting Person exercised his rights under a warrant agreement to purchase Shares utilizing a cashless exercise provision in the warrant.

Z.

A determination was made by the Reporting Person that the Shares posted by the Reporting Person as collateral are likely unrecoverable due to potential fraud and/or theft, and, as a result the Reporting Person’s beneficial ownership decreased by the number of collateral Shares. As a result, the Reporting Person was no longer subject to the reporting requirements of Schedule 13D.

Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of shares at prices that would make the purchase or sale of Shares desirable, the Reporting Person has and may continue to endeavor to increase or decrease his position in the Company through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person intends to review his investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Company as he deems appropriate, purchasing additional Shares, selling some or all of his Shares, or changing his intention with respect to any and all matters referred to in Item 4.

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Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person now beneficially owns -0- shares of ZAGG Inc.’s common stock. Based on 30,263,151 shares issued and outstanding as reported on the Company’s Form 10-Q for the period ended March 31, 2014, the Reporting Person currently owns -0-%of the outstanding shares of ZAGG Inc.’s common stock.

(b) The Reporting Person owns the following rights with respect to the shares of ZAGG Inc.’s common stock beneficially owned by him as of the date of this report:

Sole Voting Power: -0-

Shared Voting Power: -0-

Sole Dispositive Power: -0-

Shared Dispositive Power: -0-

(c) None.

(d) None.

(e) The Reporting Person ceased to be the beneficial owner of 5% or more of ZAGG Inc.’s common stock on June 30, 2013, as further explained above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In 2009/2010, the Reporting Person put 1,875,395 Shares up as collateral for loans. On June 30, 2013, a determination was made by the Reporting Person that the Reporting Person no longer beneficially owned the collateral Shares. There are ongoing negotiations between the Reporting Person and the lenders regarding the loan payment and the Shares.

In May 2011, the Reporting Person opened a margin account with Raymond James & Associates, Inc. In connection with the opening of the margin account, the Reporting Person deposited 2,110,061 shares of Common Stock (the "Margin Shares") with Raymond James as security for a margin loan. The terms of the margin account provided that Raymond James had a general lien on the Margin Shares for the discharge of all obligations of the Reporting Person to Raymond James. Pursuant to the terms of the margin account and subject to applicable law, Raymond James was able sell any or all of the Margin Shares without notice to the Reporting in the event the Reporting Person’s account value declined below certain required levels. A form of the Agreement is filed as Exhibit 7 hereto and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

10.1 Form of Credit Agreement by and between the Reporting Person and Raymond James & Associates, Inc.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2014	By:	/s/ Robert Pedersen
Robert Pedersen

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